Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

		New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

April 22, 2020

Re:	Royalty Pharma plc Confidential Submission of Amendment No. 2 to the Draft Registration Statement on Form S-1 Submitted April 22, 2020 CIK No. 0001802768

Mr. Tim Buchmiller

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Mr. Buchmiller,

On behalf of our client, Royalty Pharma plc, an English public limited company incorporated under the laws of England and Wales (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated April 10, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting Amendment No. 2 of the Registration Statement (“Amendment No. 2”) together with this response letter. Amendment No. 2 contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the Staff’s comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 2 where the revisions addressing a particular comment appears.

Amendment No. 1 to Draft Registration Statement on Form S-1

If we were determined to be an investment company under the U.S. Investment Company Act of 1940, page 34

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission
	2	April 22, 2020

1.	With reference to prior comment 28, please provide us with a legal analysis of the impact of the company’s intent to be treated as a PFIC on the company’s status under the Investment Company Act.

Response:    The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company expects, rather than intends, to be treated as a PFIC based on the income and asset tests of Section 1297 of the Internal Revenue Code (the “Code”), and this determination is separate and distinct from, and does not otherwise affect, the Company’s status under the Investment Company Act of 1940, as amended (the “Act”).

The Investment Company regime under the Act and the PFIC regime under the Code serve different purposes and maintain separate and distinct criteria, whereby the determination under one regime is independent of a determination under the other regime. Notably, as discussed further below, the Investment Company Act was drafted to protect investors while the PFIC regime serves the specific purpose of preventing taxpayers from transferring easily movable and passive income streams to foreign corporations in order to avoid taxation of such income. In furtherance of their different and distinct purposes, each regime maintains a different set of rules certain relevant portions of which are discussed below.

The PFIC regime was specifically aimed at preventing U.S. taxpayers from deferring U.S. federal income tax on certain income streams by transferring easily movable and passive streams of income and assets to foreign corporations. In determining PFIC status under the Code, the tests focus on “passive income” and “passive assets.” For these purposes, “passive income” generally includes gains, dividends, interest, rents, and royalties, while “passive assets” include assets that produce passive income, both of which are broader than the assets and income that would cause registration under the Investment Company Act. Although there is no clear treatment under the PFIC regime for purchased receivables, the Company has determined, based on advice of the Company’s attorneys and accountants, and based on market precedent, to adopt and disclose the conservative position that the Company’s income from such receivables is analogous to royalties for the purpose of applying the PFIC regime. Accordingly, the Company expects to be classified as a PFIC because its income, which consists primarily of royalty revenue, and its assets, which primarily consist of royalty receivables, will satisfy the applicable PFIC tests under Section 1297 of the Code.

As mentioned above, the Company takes the conservative position that it expects to be treated as a PFIC for U.S. tax purposes despite such position generally being adverse to the Company’s U.S. shareholders. As a result, the PFIC regime requires that U.S. taxpayers who invest in the Company either elect to pay federal income tax on the PFIC’s earnings on a current basis or pay an interest charge on their gains upon sale that effectively amount to an even greater tax. Therefore, it is not that the Company intends to be treated as a PFIC by specific design or structure, but rather expects to be treated as a PFIC based on the applicable rules of the Code and the Company’s conservative position that the Company’s royalty revenue and royalty receivables will result in the Company’s status as a PFIC based on applicable PFIC tests.

2.

We refer to your disclosure in the last sentence on page 34 indicating that your subsidiaries that are so engaged rely on Section 3(c)(5)(A) of the U.S. Investment Company Act, which, “as interpreted by the SEC staff, requires each such subsidiary to invest” at least 55% of its assets in notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance, and services. In order to conform with the staff’s position, please revise this statement to clarify that “according to certain SEC staff interpretations,” this provision “generally may be available to an issuer who invests” at least 55% of its assets in notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance, and services. Please make any additional changes that would be required in order to conform to this characterization of the staff’s position.

Response:     The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, the Company has revised the disclosure on page 143 of Amendment No. 2.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission
	3	April 22, 2020

3.	Please further revise your disclosure in response to prior comment 27 to disclose a royalty rate range for Ibrance and for PT027.

Response:     The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it does not believe it is appropriate to disclose the royalty range for PT027 or Ibrance, as neither investment is material to its business. The Company’s investment in PT027 totals approximately $49 million (out of a potential maximum commitment of approximately $100 million) and its investment in Ibrance totals approximately $300 million. Furthermore, PT027 and Ibrance generated no royalty receipts during the year ended December 31, 2019. The Company does not believe that presenting the royalty range for such immaterial assets would be meaningful to investors in interpreting its results or in assessing its performance.

Director and Executive Compensation, page 152

4.

Although we note you have disclosed on page 152 the Operating and Personnel Payments incurred during the year ended December 31, 2019, our prior comment 31 requested analysis explaining why you do not include Regulation S-K Item 402 disclosure for fiscal 2019. This would include an analysis of whether all plan and non-plan compensation awarded to, earned by, or paid to the named executive officers designated under paragraph (a)(3) of Item 402, and directors covered by paragraph (k) of Item 402, by any person for all services rendered in all capacities to the registrant and its subsidiaries, unless otherwise specifically excluded from disclosure in Item 402, should be disclosed. Please update us with your analysis in that regard and update your disclosure as appropriate. Please also provide us with additional analysis on your position as to whether such Item 402 disclosure would be required in filings for future periods.

Response:     The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has determined to include Regulation S-K Item 402 disclosure for its named executive officers, as reflected in Amendment No. 2. The Company agrees that Item 402 disclosure, as reflected in Amendment 2, would be required in the Company’s filings in future periods.

The Company respectfully wishes to explain that it has identified only four executive officers in 2019 for purposes of its determination of named executive officers because (a) the Company, as a recently formed company, had no officers in 2019, and (b) the Manager had no other officers who were in charge of a principal business unit, division or function or performed a significant policy making function at the Manager.

Security Ownership of Certain Beneficial Owners and Management, page 161

5.	Please revise to identify the natural persons with voting and/or dispositive control of the shares held by all entities listed in your tables on page 162.

Response:     The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, the Company has revised the disclosure on page 164-165 of Amendment No. 2.

Capital Structure, page 164

6.	Please disclose the purpose of the Class R redeemable shares and disclose whether those shares will be redeemable at nominal value or otherwise.

Response:     The Company respectfully acknowledges the Staff’s comment and advises the Staff that the purpose of the Class R redeemable shares is to ensure Royalty Pharma Limited has sufficient sterling denominated share capital at the time it is re-registered as a public limited company, as required by the UK Companies Act 2006, prior to initial public offering. Those shares may subsequently be redeemed in order to leave the Company with only U.S. dollar denominated share capital thereafter. Any such redemption would be at nominal value.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission
	4	April 22, 2020

Signatures, page II-4

7.	Please refer to Instruction 1 to Signatures to Form S-1 and include the signature of your authorized representative in the United States, or advise.

Response:     The Company respectfully acknowledges the Staff’s comment and advises the Staff that Mr. Legorreta resides in the United States, and therefore, his signature of the Registration Statement constitutes the signature of the Company’s authorized representative in the United States. The Company has also revised Mr. Legorreta’s signature block on page II-5 of Amendment No. 2 to include that he is the Company’s authorized representative in the United States.

* * *

Please do not hesitate to contact me at (212) 450-4674 or richard.truesdell@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr.

cc:     Via E-mail

Pablo Legorreta, Chief Executive Officer and Chief Financial Officer

George Lloyd, RP Management’s General Counsel

Arthur R. McGivern, Esq.

Edwin M. O’Connor, Esq.

Benjamin K. Marsh, Esq.